UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SONOSITE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83568G104

(CUSIP Number)

Kenji Sukeno
General Manager, Subsidiary Management & M&A Group
Corporate Planning Division
FUJIFILM Holdings Corporation
7-3 Akasaka 9-chome, Minato-ku
Tokyo 107-0052, Japan
Tel: +81-3-6271-1111
Fax: +81-3-6271-1135

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

February 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83568G104	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FUJIFILM Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,697,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,697,279
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,697,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.94%
14		TYPE OF REPORTING PERSON (See Instructions) HC, CO

SCHEDULE 13D

CUSIP No. 83568G104	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salmon Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,697,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,697,279
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,697,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.94%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 1 (the “First Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2012 by FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), and by Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Parent.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by deleting the second and third paragraphs in their entirety and adding the following text as new second and third paragraphs of Item 3:

“The initial offering period of the Offer expired at 5:00 P.M., New York City time, on Wednesday, February 15, 2012 (the “Expiration Time”).  Based upon information provided by Computershare, the depositary for the Offer, on February 15, 2012, 11,654,621 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 82.56% of the Shares. The depositary also informed Parent that it had received commitments to tender approximately 2,093,508 additional Shares under the guaranteed delivery procedures of the Offer.  On February 16, 2012, the Purchaser accepted for payment all Shares that were validly tendered in the initial offering period of the Offer and not withdrawn and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law.

On February 21, 2012, the period to deliver the documents and complete the procedures required by the guaranteed delivery procedure of the Offer expired and Computershare informed the Parent that certain shareholders properly delivered 1,042,588 Shares tendered pursuant to notices of guaranteed delivery and other shareholders failed to properly deliver 1,050,920 Shares tendered pursuant to notices of guaranteed delivery.  Consequently, as of February 21, 2012, an aggregate of 12,697,279 Shares were validly tendered and delivered, representing approximately 89.94% of the total outstanding Shares.”

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by deleting the third paragraph in its entirety and adding the following text as new third and fourth paragraphs of Item 4:

“The initial offering period of the Offer expired at 5:00 P.M., New York City time, on Wednesday, February 15, 2012.  Based upon information provided by Computershare, the depositary for the Offer, on February 15, 2012, 11,654,621 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 82.56% of the Shares. The depositary also informed Parent that it had received commitments to tender approximately 2,093,508 additional Shares under the guaranteed delivery procedure of the Offer. On February 16, 2012, the Purchaser accepted for payment all Shares that were validly tendered in the initial offering period of the Offer and not withdrawn and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law.

4

On February 21, 2012, the period to deliver the documents and complete the procedures required by the guaranteed delivery procedure of the Offer expired and Computershare informed the Parent that certain shareholders properly delivered 1,042,588 Shares tendered pursuant to notices of guaranteed delivery and other shareholders failed to properly deliver 1,050,920 Shares tendered pursuant to notices of guaranteed delivery.  Consequently, as of February 21, 2012, an aggregate of 12,697,279 Shares were validly tendered and delivered, representing approximately 89.94% of the total outstanding Shares.”

Item 4 of Schedule 13D is hereby amended and supplemented by deleting the second sentence of the sixth paragraph in its entirety and adding the following text as new second sentence of the sixth paragraph of Item 4:

“Because the Merger must be approved by shareholders representing a majority of the outstanding shares of the Company and (including the shares validly tendered and delivered pursuant to the guaranteed delivery procedure of the Offer) the Purchaser owns approximately 89.94% of all outstanding shares of the Company, the Purchaser has sufficient votes to approve the Merger at the meeting of the shareholders.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) and (b) in their entirety and adding the following text as the new paragraphs (a) and (b) of Item 5:

“(a) and (b)      Following the purchase of the Shares pursuant to the Offer and the acceptance of such Shares (including the shares validly tendered and delivered pursuant to the guaranteed delivery procedure of the Offer), Purchaser became the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 12,697,279 Shares, representing approximately 89.94% of the outstanding Shares.”

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 27, 2012	FUJIFILM HOLDINGS CORPORATION

	By:	/s/ Shigehiro Nakajima
	Name:	Shigehiro Nakajima
	Title:	Representative Director Executive Vice President

Signature Page to Amendment No. 1 to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 27, 2012	SALMON ACQUISITION CORPORATION

	By:	/s/ Toru Takahashi
	Name:	Toru Takahashi
	Title:	Vice President

Signature Page to Amendment No. 1 to Schedule 13D